Exhibit 99.1

Lithium Americas Announces Resignation of Michael Fischer from Board of Directors

November 19, 2020 - Vancouver, Canada: Lithium Americas Corp. (TSX: LAC) (NYSE: LAC) ("Lithium Americas" or the "Company") announces that effective immediately Michael Fischer has resigned from the Company’s board of directors. Dr. Fischer has served on Lithium Americas’ board of directors as the representative of Bangchak Corporation Public Company Ltd. (“Bangchak”) since May 2020.

George Ireland, Lithium Americas' Chairman commented: “We would like to sincerely thank Dr. Fischer and Bangchak for their early support for Lithium Americas. With an increased focus on sustainably developing the Thacker Pass lithium project, the Board has recently engaged a leading executive recruitment firm, to lead the process of identifying new Board members prioritizing chemical industry and US resource development experience.”

About Lithium Americas:

Lithium Americas is a development-stage company with projects in Argentina and Nevada. The Company trades on both the Toronto Stock Exchange and on the New York Stock Exchange, under the ticker symbol “LAC”.

For further information contact:
Lithium Americas Corp.
Investor Relations
Suite 300 – 900 West Hastings Street
Vancouver, BC, V6C 1E5
Telephone: 778-656-5820
Email: ir@lithiumamericas.com
Website: www.lithiumamericas.com

Forward-Looking Statements:

This news release contains “forward-looking information” and “forward-looking statements” (which we refer to collectively as forward-looking information) under the provisions of applicable securities legislation. All statements, other than statements of historical fact, are forward-looking information. Examples of forward-looking information in this news release include the efforts to identify a new director.

Forward-looking information is based upon a number of factors and assumptions that, if untrue, could cause the actual results, performances or achievements of the Company to be materially different from future results, performances or achievements expressed or implied by such information. Such information reflects the Company’s current views with respect to future events and is necessarily based upon a number of assumptions that, while considered reasonable by the Company today, are inherently subject to significant uncertainties and contingencies. Forward-looking information also involve risks, assumptions and other factors are set out in the Company’s management discussion analysis and most recent annual information form, copies of which are available on SEDAR at www.sedar.com.

Although the Company has attempted to identify important risks and assumptions, given the inherent uncertainties in such forward-looking information, there may be other factors that cause results to differ materially. Forward-looking information is made as of the date hereof and the Company does not intend, and expressly disclaims any obligation to, update or revise the forward-looking information contained in this news release, except as required by law. Accordingly, readers are cautioned not to place undue reliance on forward-looking information.